SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 3)*

DFB Healthcare Acquisitions Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23291E208

(CUSIP Number)

David Clark

Elliot Press

Deerfield Mgmt, L.P.

780 Third Avenue, 37th Floor

New York, New York 10017

(212) 551-1600

With a copy to:

Jonathan D Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 10 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Cusip No. 23291E208	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,545,652 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,545,652 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,545,652 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.35%
14	TYPE OF REPORTING PERSON PN

(1) Comprised of 2,500,000 shares held by Deerfield Private Design Fund IV, L.P. and 6,045,652 shares held by Deerfield/RAB Ventures, LLC.

(2) Does not include 833,333 shares of common stock issuable upon exercise of warrants held by Deerfield Private Design Fund IV, L.P. and 4,333,333 shares of common stock issuable upon exercise of warrants held by Deerfield/RAB Ventures, LLC, which are not presently exercisable.

SCHEDULE 13D

Cusip No. 23291E208	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,545,652 (3)(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,545,652 (3)(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,545,652 (3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.35%
14	TYPE OF REPORTING PERSON PN

(3) Comprised of 2,500,000 shares held by Deerfield Private Design Fund IV, L.P. and 6,045,652 shares held by Deerfield/RAB Ventures, LLC.

(4) Does not include 833,333 shares of common stock issuable upon exercise of warrants held by Deerfield Private Design Fund IV, L.P. and 4,333,333 shares of common stock issuable upon exercise of warrants held by Deerfield/RAB Ventures, LLC, which are not presently exercisable.

SCHEDULE 13D

Cusip No. 23291E208	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,571,739 (5)(6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,571,739 (5)(6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,571,739 (5)(6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.43%
14	TYPE OF REPORTING PERSON PN

(5) Comprised of 2,500,000 shares held by Deerfield Private Design Fund IV, L.P., 6,045,652 shares held by Deerfield/RAB Ventures, LLC and 26,087 shares held by Steven Hochberg, an employee of Deerfield Management Company and a member of the Issuer’s board of directors, for the benefit, and subject to the direction, of Deerfield Management Company.

(6) Does not include 833,333 shares of common stock issuable upon exercise of warrants held by Deerfield Private Design Fund IV, L.P. and 4,333,333 shares of common stock issuable upon exercise of warrants held by Deerfield/RAB Ventures, LLC, which are not presently exercisable.

SCHEDULE 13D

Cusip No. 23291E208	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,571,739 (7)(8)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,571,739 (7)(8)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,571,739 (7)(8)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.43%
14	TYPE OF REPORTING PERSON IN

(7) Comprised of 2,500,000 shares held by Deerfield Private Design Fund IV, L.P., 6,045,652 shares held by Deerfield/RAB Ventures, LLC and 26,087 shares held by Steven Hochberg, an employee of Deerfield Management Company and a member of the Issuer’s board of directors, for the benefit, and subject to the direction, of Deerfield Management Company.

(8) Does not include 833,333 shares of common stock issuable upon exercise of warrants held by Deerfield Private Design Fund IV, L.P. and 4,333,333 shares of common stock issuable upon exercise of warrants held by Deerfield/RAB Ventures, LLC, which are not presently exercisable.

SCHEDULE 13D

Cusip No. 23291E208	Page 6 of 10 Pages

1	NAME OF REPORTING PERSONS Steven I. Hochberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,045,652 (9)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,045,652 (9)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,045,652 (9)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.35%
14	TYPE OF REPORTING PERSON IN

(9) Comprised of shares held by Deerfield/RAB Ventures, LLC.

Cusip No. 23291E208	Page 7 of 10 Pages

This Amendment No. 3 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed by (i) Deerfield Mgmt IV, L.P. (“Deerfield Mgmt IV”), (ii) Deerfield Private Design Fund IV, L.P. (“Deerfield Private Design Fund IV”), (iii) Deerfield Management Company, L.P. (“Deerfield Management”), (iv) James E. Flynn, a natural person (“Flynn”), and (v) Steven I. Hochberg, a natural person (“Hochberg” and collectively with Deerfield Mgmt IV, Deerfield Private Design Fund IV, Deerfield Management and Flynn, the “Reporting Persons”), with respect to shares of common stock, par value $0.0001 per share (the “Common Stock”), of DFB Healthcare Acquisitions Corp (the “Company”), as amended by Amendment No. 1 and Amendment No. 2 thereto (as amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On October 15, 2019, in connection with the Company’s execution and delivery of Amendment No. 1 to the Merger Agreement (the “MA Amendment”), Deerfield Private Design Fund IV entered into an amended and restated subscription agreement (the “Amended and Restated Subscription Agreement”) with the Company and RAB Ventures (DFB) LLC (“RAB”), which is a member of the Sponsor. The Amended and Restated Subscription Agreement amended the Subscription Agreement, among other things, (i) to increase the maximum number of PIPE Shares that Deerfield Private Design Fund IV may be obligated to purchase from the Company in connection with the consummation of the business combination contemplated by the Merger Agreement, as amended by the MA Amendment (the “AdaptHealth Transaction”), and (ii) add RAB as a party thereto, as further discussed in Item 6. Deerfield Private Design Fund IV entered into the Amended and Restated Subscription Agreement for the purpose of supporting the AdaptHealth Transaction and/or providing additional capital to the Company.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following information:

Amended and Restated Subscription Agreement

Pursuant to the Amended and Restated Subscription Agreement with the Company and RAB, which replaces the Subscription Agreement, Deerfield Private Design Fund IV and RAB agreed to purchase from the Company, and the Company agreed to sell to Deerfield Private Design Fund IV and RAB, between 5,000,000 and 12,500,000 PIPE Shares, depending on the amount of cash available to the Company (whether in or outside of the Company’s trust account) immediately prior to the consummation of the AdaptHealth Transaction, for a purchase price of $10.00 per share. The Amended and Restated Subscription Agreement provides that, if the total number of PIPE Shares issued thereunder is to be 10,000,000 or less, then all of the PIPE Shares so issued will be sold to, and purchased by, Deerfield Private Design Fund IV. If more than 10,000,000 PIPE Shares (any PIPE shares in excess of 10,000,000 shares “Additional PIPE Shares”) are to be issued pursuant to the Amended and Restated Subscription Agreement, Deerfield Private Design Fund IV will purchase 10,000,000 PIPE Shares, plus twenty four-twenty fifths (24/25) of the Additional PIPE Shares and RAB will purchase one-twenty fifth (1/25) of the Additional PIPE Shares.

Cusip No. 23291E208	Page 8 of 10 Pages

The closing of the purchase and sale of the PIPE Shares (including any Additional PIPE Shares) pursuant to the Amended and Restated Subscription Agreement is contingent upon the substantially concurrent consummation of the AdaptHealth Transaction and the satisfaction of other customary closing conditions.

The PIPE Shares acquired by Deerfield Private Design Fund IV will be subject to a “lock-up” provision (which modified the lock-up provision in the original Subscription Agreement), pursuant to which they may not be sold or otherwise transferred for a period of (i) in the case of up to 7,500,000 PIPE Shares (“Nine-month Lock-up Shares”), nine months following the consummation of the AdaptHealth Transaction, and (ii) in the case of any PIPE Shares in excess of the Nine-month Lock-up Shares, three months following the consummation of the AdaptHealth Transaction. Any shares that RAB acquires pursuant to the Subscription Agreement will be subject to comparable restrictions on transfer for a period of three months following the consummation of the AdaptHealth Transaction.

The Amended and Restated Subscription Agreement provides that, in connection with the closing of the purchase and sale of the PIPE Shares, the Company, Deerfield Private Design Fund IV and RAB will enter into a registration rights agreement in substantially the form attached to the Amended and Restated Subscription Agreement. Such registration rights agreement would provide Deerfield Private Design Fund IV and RAB (rather than solely Deerfield Private Design Fund IV, as contemplated by the original Subscription Agreement) with certain demand and piggyback registration rights as set forth therein.

Amended Letter Agreement

In connection with the execution and delivery of the MA Amendment, the Sponsor entered into an amended and restated letter agreement (the “Amended Letter Agreement”), which modified the prior Letter Agreement, pursuant to which the Sponsor agreed to transfer, immediately prior to the consummation of the AdaptHealth Transaction, and for no consideration, between 2,437,500 and 2,500,000 Founder Shares and between 1,690,000 and 1,733,333 Private Placement Warrants to AdaptHealth (or such equityholders or employees of AdaptHealth as AdaptHealth may designate prior to the closing of the AdaptHealth Transaction) immediately prior to such closing. The number of Founder Shares and Private Placement Warrants to be transferred will be determined based on the number of shares purchased pursuant to an Amended and Restated Subscription Agreement (i.e., to the extent Deerfield Private Design Fund IV and RAB purchase more than 10,000,000 PIPE Shares, the number of Founder Shares and Private Placement Warrants to be transferred will be reduced).

The foregoing summaries of the Amended and Restated Subscription Agreement and the Amended Letter Agreement are not complete and are qualified in their entirety by reference to the full text of the Amended and Restated Subscription Agreement and the Amended Letter Agreement, copies of which are incorporated by reference as Exhibit 8 and Exhibit 9 to this Schedule 13D and are incorporated herein by reference.

Cusip No. 23291E208	Page 9 of 10 Pages

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 8	Amended and Restated Subscription Agreement, dated October 15, 2019, by and between Deerfield Private Design Fund IV, L.P. and DFB Healthcare Acquisitions Corp. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 17, 2019).

Exhibit 9	Amended and Restated Letter Agreement, dated October 15, 2019, by and among Deerfield/RAB Ventures, LLC, AdaptHealth Holdings, LLC and the Issuer (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on October 17, 2019).

Cusip No. 23291E208	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2019

DEERFIELD MGMT IV, L.P.
By: J.E. Flynn Capital IV, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND IV, L.P.
By: Deerfield Mgmt IV, L.P., General Partner
By: J.E. Flynn Capital IV, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact

STEVEN HOCHBERG

/s/ Steven Hochberg